SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2013
04 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 67997

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EM Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

162 5th Ave, 8th Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem — **212-509-7800 x116**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse Carlin and Van Trigt, LLP
(Name -- *if individual, state last, first, middle name*)

11444 West Olympic Boulevard, 11th Floor	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

13014959

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Robert Stanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EM Securities LLC, as of December 31, ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DAVID POGODA
Notary Public, State of New York
No. 01PO6092170
Qualified in New York County
Commission Expires May 12, 20 15

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Member's' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EM SECURITIES LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
TO THE SECURITIES
AND EXCHANGE COMMISSION
DECEMBER 31, 2012

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

EM SECURITIES LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
TO THE SECURITIES
AND EXCHANGE COMMISSION
DECEMBER 31, 2012

EM SECURITIES LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Member of
EM Securities LLC:

We have audited the accompanying statement of financial condition of EM Securities LLC (the "Company"), a Delaware limited liability company, as of December 31, 2012, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 25, 2013

11444 W. Olympic Boulevard, 11th Floor, West Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436
400 W. Ventura Boulevard, Suite 250, Camarillo, CA 93010

EM SECURITIES LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets

Assets:		
Cash	$	677,627
Accounts receivable		20,000
Total assets	$	697,627

Liabilities and Member's Capital

Liabilities	$	-
Commitments and contingencies		
Member's capital		697,627
Total liabilities and member's capital	$	697,627

See notes to statement of financial condition.

EM SECURITIES LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

EM Securities LLC (the "Company") was formed in the state of Delaware on July 29, 2008 (originally named EM Advisors, LLC and subsequently renamed EM Securities LLC on May 26, 2009) for the purpose of providing broker dealer services including financial advisory services, underwriting and selling group participant, placement agent and similar services, and investing in securities. The Company is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Fair Value of Financial Instruments

Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of the Company's assets approximates their estimated fair values due to the short-term nature of these instruments.

Cash

The Company places its cash with financial institutions that management considers to be of high quality. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a periodic basis to determine if any receivable will potentially be uncollectible. An allowance is established for such receivables deemed potentially uncollectible. After all attempts to collect a receivable have failed, the receivable is written off. Management believes the accounts receivable balances at December 31, 2012 were fully collectible.

Income Taxes

The Company is a limited liability company treated as a disregarded entity for federal, state, and city income tax purposes; therefore, does not incur income taxes at the Company level. Instead, its earnings and losses are passed through to the member and included in the calculation of the member's tax liability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better statement of financial condition comparability among different entities. Based on its analysis, the Company has determined that this policy does not have a material effect on the Company's statement of financial condition. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof.

Concentrations

The Company had receivables from two customers representing 50% of total accounts receivable as of December 31, 2012. The Company continually evaluates the financial strength of its customers but generally does not require collateral to support the customer receivables.

All of the Company's cash is on deposit with a single financial institution.

NOTE 3. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as not less than the greater of $100,000 or 6-2/3% of the Company's total aggregate indebtedness. The basic concept of the net capital rule is liquidity; its objective being to require a broker dealer to have at all times sufficient liquid assets to meet its current liabilities. As of December 31, 2012, the Company had net capital of $677,627, which exceeded the minimum requirement of $100,000 by $577,627. The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

NOTE 4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from December 31, 2012 through February 25, 2013, which is the date that the statement of financial condition was available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statement.